Exhibit 99.1

Dentists’ Provident Goes Live with Sapiens Solutions for Life & Pension

Successful implementation of Sapiens CoreSuite for Life & Pension and Sapiens CustomerConnect will provide enhanced digital experience for members and customers

Holon, Israel – August 6, 2019 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced that Dentists’ Provident, a mutual organization and a leading provider of income protection insurance to dentists in the UK and Ireland, has successfully deployed Sapiens CoreSuite for Life & Pension (formerly known as “Sapiens ALIS”). The project also includes the implementation and integration of Sapiens CustomerConnect for Life & Pension (previously referred to as “Sapiens PORTAL”) to provide members and customers with an enhanced digital experience.

Sapiens’ Life & Pension division worked closely with Dentists’ Provident’s team to ensure a smooth migration and implementation with the goals of providing streamlined processing, greater efficiencies, and improved customer and member services. The migration process was key to enabling the company to fully replace its legacy core administration system with modern technology from Sapiens

“We are pleased with the success of the implementation of the CoreSuite and CustomerConnect solutions,” said Farrukh Mirza, Dentists’ Provident CEO. “The innovative environment from Sapiens provides us with the technology foundation to best serve our members, while enabling us to grow our business, enhance existing services and add new ones.”

Riki Efraim-Lederman, division president of Sapiens Life & Pension, said, “Working with the Dentists’ Provident team throughout the implementation project gave us the opportunity to really understand their business, better enabling Sapiens to make sure the systems could meet Dentists’ Provident’s business needs today, and well into the foreseeable future.”

Highlights of the results Dentists’ Provident is already experiencing via the Sapiens’ solutions include:

•	Improved market position for its products

•	A year-over-year increase in new business applications

•	Enhanced online user experience for members and intermediaries

Sapiens CoreSuite for Life & Pension is a flagship solution designed to enable insurance providers to quickly and efficiently address the challenges of a highly regulated and increasingly competitive marketplace. The end-to-end, core solution suite supports the complete policy lifecycle across a wide variety of products in the life & pension market. This insurance software uniquely combines functional maturity and robustness gained through decades of global success, with cutting-edge innovation and modern technology.

Sapiens CustomerConnect for Life & Pension is a modular, highly innovative portal solution specifically designed for the life & pension insurance market. It is a direct-to-consumer application, enabling insureds to buy policies, view the statuses of their policies and accounts, and issue claims.

About Dentists’ Provident

Dentists’ Provident was started by dentists over a hundred years ago as a membership organization to protect each other from the financial consequences of illness or injury.

They have been part of the profession ever since, working with their members to support dental professionals, with their highly flexible income protection insurance plans. For more information: www.dentistsprovident.co.uk.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 450 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com